Room 4561

June 25, 2009

Philip W. Tomlinson
Chief Executive Officer
Total System Services, Inc.
One TSYS Way
Columbus, GA 31901

> **Re: Total System Services, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009 and April 17, 2009, respectively**
> **File no. 1-10254**

Dear Mr. Tomlinson:

    We have reviewed your response to your letter dated June 1, 2009 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 18, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Financial Review

Results of Operations, page 26

1.   Please provide the following with regards to the information provided in response to our prior comment 2:

    • It is unclear to the Staff why it is difficult for the Company to quantify the factors contributing to the increase in your merchant acquiring services revenue. For instance, while we note that certain factors may be inter-related (e.g. internal growth of existing clients and price compression), please explain further how you were able to determine that one of these factors (internal growth of existing clients) contributed to an increase in your revenues while the other factor (price compression) offset such increase without being able to quantify this data. Also, tell us the amount of increase attributed to the Infonox acquisition.

- With regards to your other services revenues, please explain further how the $5.7 million impact from acquisitions in fiscal 2007 coupled with the decrease in attorney fees and court costs of ($14.6) million from fiscal 2006 to fiscal 2007 adequately explains the $33.0 million increase in other service revenues is fiscal 2007 compared to fiscal 2006.

- Also, please provide a sample of the proposed revised disclosures you intend to include in future filings in an effort to provide more transparent disclosures.

2. We note your response to prior comment 3, however, it is still not clear how the information provided, and the disclosures cited in your response adequately explain how a decline in the volume of accounts on file ("AOF") and transactions processed resulted in an increase in the Company's electronic payment processing revenues. In this regard, while we note the information as to the activity in AOF (page 30) and transactions processed (page 38), it is not clear from your disclosures how you analyze this information and how the changes in volume activity impacted your electronic payment processing revenues. For instance, your disclosures should clarify how a decrease in AOF due to purges/sales versus a decrease due to deconversions impacts your revenues. Please revise your disclosures to more clearly explain the relationship between the changes in AOF and transactions processed to the changes in the Company's electronic payment processing revenues. Also, your response references disclosures on page 27 where you attribute the change in total revenue for fiscal 2008 to a 2.2% net decrease due to foreign currency exposure and pricing and a 9.6% increase due to volume changes, as well as disclosures on page 28 regarding the increase in overall revenues associated with the addition of new clients, primarily international clients. These disclosures addresses changes in the Company's overall revenues but do not specifically address how these factors contributed to the increase in the Company's electronic payment processing revenues. Please revise, as necessary, to explain and quantify how these various factors impacted the Company's electronic payment processing revenues. Also, please provide the proposed revised disclosures that you intend to include in your future filings. We refer you to Sections III.B.1, 3 and 4 of SEC Release 33-8350.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief